EXHIBIT 23.4

KPMG LLP

Suite 1500

550 South Hope Street

Los Angeles, CA 90071-2629

Consent of Independent Auditors

We consent to the use of our reports dated April 30, 2021, May 1, 2020, and April 30, 2019, with respect to the financial statements of Mosaic Real Estate Credit, LLC as of December 31, 2020, 2019, and 2018, respectively, and for each of the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California
February 3, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.